# NATHANIEL G. BROGADIR

## Work Experience

**The Teacher Marketplace LLC,** Westport, CT
*Co-Founder* — Aug 2020-Present

**delivery.com,** New York, NY
*Chief Business Officer* — Jan 2019-Present
*VP of Business Development & Finance* — Jan 2017-Jan 2019
- Added to executive management team to run partnerships, corporate development, strategy, sales and operations
- Directly responsible for building out new advertising revenue stream from strategy to product implementation
- Developed and structured enterprise relationships with Facebook, Google, Yelp, Tripadvisor and others
- Lead all strategic M&A conversations as well as capital raising initiatives including acquisitions of Mr. Delivery and Foodjunky

**HookLogic/Criteo (acquired by Criteo for $250mn),** New York, NY
*Director of Business Development* — 2015-2017
- Evaluated and prospected new financial/strategic retail partners including: Instacart, FreshDirect, Sears, Staples, Boxed, etc.
- Leveraged data, analytics and models to calculate revenue potentials and negotiate contracts with senior management
- Responsible for reaching $200mn revenue goal in 2016 (vs. $100mn in 2015) including international expansion and partnerships (Criteo)
- Forecasted monthly and quarterly financial planning and analysis for retailer accounts which was distributed to management and investors

**Post Road Capital Management,** Westport, CT
*Director* — 2014-2015
- Investment professionals managing $65 million long/short equity portfolio and $30 million venture capital
- Primary responsibilities include: idea generation and investment due diligence incorporating in-depth analysis, modeling, investment write-ups, risk assessment, portfolio rebalancing, and hedging
- Identified TMT equities that vastly outperformed on an absolute and relative basis as well as internet venture investments

**Citigroup,** New York, NY
**Stifel Nicolaus Financial Corporation,** New York, NY
*Senior Associate, Internet & Digital Media Equity Research* — 2011-2014
- Concentrated equity research coverage on legacy Internet and Digital media names including:
  o AMZN, DHX, DMD, EBAY, GOOG, GSIC, MDMD, MELI, QNST, YHOO
- Launched new coverage including pre-IPO due diligence, meetings with management and post-IPO initiations and models:
  o AOL, Angie's List, Bankrate, Facebook, Groupon, Kayak, LinkedIn, Liquidity Services, Millennial Media, Netflix, OpenTable, Orbitz, Pandora Media, Priceline, Rocket Fuel, Shutterstock, TripAdvisor, Yume, Zillow, Zulily, Zynga
- Constructed and maintained company models including complete financial statements ( historical and projected), valuation/earnings sensitivities, acquisition scenarios, sum-of-parts analysis SWOT analysis, debt amortization, accretion/dilution scenarios, comparables analysis, and working capital analysis

**Wolfe Trahan & Company,** New York, NY
*Vice President, Equity Research* — 2010-2011
*Research Associate, Airfreight & Logistics* — 2008-2010
- Concentrated coverage on express carriers, lessors, and global logistics providers including:
  o U.S.: UPS, FDX, AAWW, R, EXPD, CHRW, FWRD, LSTR, UACL, UTIW European: TNT, DPW, KNIN, PWTN
- Tracked international and domestic demand trends as well as global airfreight and ocean container capacity
- Calculated GDP, industrial production, fuel price correlations and regressions to volumes and movements in stock prices

**PNC Financial Services Group,** New York, NY
*Financial Analyst, Corporate and Institutional Bank Division* — 2007-2008
Performed valuation analysis on companies with focus on capital structure and various debt placement opportunities
- M&A Deal Experience: PNC's acquisition of Yardville National Bank

## Education

**University of Pennsylvania**, Philadelphia, PA — May 2007
Bachelor of Arts in Economics, Graduated *cum laude* with 3.5/4.0 GPA
Extracurricular: Zeta Beta Tau Fraternity, Penn Ski Team, Phi Gamma Nu Business Fraternity, Class Treasurer, Intramural Sports
**University of New South Wales**, Sydney, Australia (*semester abroad*) — Fall 2005
Concentration in international economics; full-time internship at Commonwealth Bank of Australia (Sydney) as a Financial Analyst

## Board Seats, Current Activities, Interests and Additional Information

Series Qualifications: 7, 63, 86, 87
Computer Skills: Excel, Word, PowerPoint, Bloomberg, CapIQ, FactSet, EDGAR, CallStreet, Lionshares, IBIS World, Adobe Acrobat
Hobbies: Penn Alumni Interview Program, Skiing, Golf, Tennis, Travel, Investing, Entrepreneurship
Board Member: Zaelab, Crealytics